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                                     INDEX


77C      Matters submitted to a vote of shareholders of CIGNA High Income
         Shares.

77Q1e The Investment Sub-Advisory Agreement for CIGNA High Income Shares between Shenkman Capital Management, Inc. and TimesSquare Capital Management, Inc. dated April 29, 2003.